UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 23, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S BIOHAVEN ANNOUNCES PHASE 1 PHARMACOKINETIC STUDY MEETS STUDY OBJECTIVES AND SUPPORTS ADVANCING BHV-0223 AND ALSO APPOINTS A CEO

Toronto, Ontario, November 19, 2015 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), and Biohaven Pharmaceutical Holding Company Limited (Biohaven), announced today that preliminary results from a Phase I study with BHV-0223, a glutamate modulating agent, met its study objectives and supports advancing the asset into late phase clinical development.  BHV-0223 is a unique formulation of a glutamate modulating agent that utilizes the Zydis® ODT fast-dissolve technology under an exclusive worldwide agreement with Catalent. Agents that modulate glutamate neurotransmission may have therapeutic potential in multiple glutamatergically driven disease states including amyotrophic lateral sclerosis (ALS), Alzheimer’s disease, Rett syndrome, dementia, dystonia, tinnitus, anxiety disorders, and numerous affective disorders like GAD and OCD.

Affective disorders constitute psychiatric disorders related to anxiety and mood. Despite the significant public health burden of these illnesses and decades of active pharmaceutical research, existing treatments almost exclusively target the monoamine neurotransmitter systems. While there are numerous approved first-line medications for these disorders, most have similar mechanisms of action and many do not experience remission with first or second-line pharmacologic treatments. BHV-0223 targets this unmet need and introduces an agent with a novel mechanism to treat these disorders.

e Phase I trial was designed to demonstrate the safety and unique pharmacokinetic characteristics of BHV- 0223 in single and then multiple dosing in humans. In the first phase of the study, approximately 10 participants were treated with varying doses of BHV-0223 on four separate occasions. In the second phase of the trial, participants received multiple daily doses of BHV-0223. The study tested three doses of BHV-0223 along with an oral tablet formulation of the active pharmaceutical ingredient.

Dosing with BHV-0223 showed favorable pharmacokinetic properties and greater exposure than the oral tablet formulation on a dose normalized basis.  The pharmacokinetic modeling and analysis of metabolites is pending.  The vast majority of adverse events were classified as mild. There were no serious or severe adverse events.

Robert Berman, M.D., Chief Medical Officer of Biohaven commented, “This preliminary data is exciting as it demonstrates that we have designed a truly unique formulation of this glutamate modulating agent with advantages over generic competition. Based upon the preliminary pharmacokinetic, safety and tolerability findings, we are moving forward with our plans to begin clinical trials in early 2016.”

The Board of Directors of Biohaven also has appointed Vlad Coric, M.D. as Chief Executive Officer.  Dr. Coric has had a distinguished academic and pharmaceutical career with more than 15 years of drug discovery and clinical development experience at Yale University School of Medicine and Bristol-Myers Squibb. Within the pharmaceutical industry, Dr. Coric has worked across therapeutic areas including neuroscience, oncology, immuno-oncology and virology.  He has been involved in multiple research and development programs including marketed drugs such as ABILIFY® (aripiprazole; partial dopamine agonist), OPDIVO® (nivolumab; anti-PD1), YERVOY® (Ipilimumab; anti-CTLA-4), DAKLINZA® (daclatasvir; NS5A inhibitor) and SUNVEPRA® (asunaprevir; NS3 inhibitor).

“I am excited to join Biohaven and bring my drug development background from Yale and Bristol-Myers along with my extensive experience working with Dr. Berman on the glutamatergic system to Biohaven.” said Dr   Coric. He added, “I believe our team is well-positioned so that we are not just a neuroscience opportunity but a company that can address multiple pathologies associated with the glutamate”.

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage compounds targeting the glutamatergic system. The company has licensed intellectual property from Yale University and Massachusetts General Hospital. Biohaven is owned by a group of investors including Portage Biotech Inc. (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), Yale University and other private investors. The company's first drug candidate, BHV-0223, is a novel formulation of a glutamate-modulating agent, being developed under FDA 505(b)(2) guidelines. BHV-4157, a prodrug form of the same glutamate modulating agent, is being developed as a New Chemical Entity (NCE). The FDA cleared the company’s Investigational New Drug application (IND) in August 2015 and BIOHAVEN has completed a PK study in humans with the final study report expected by 4Q2015 to enable the Phase 2/3 start in 2016. The company plans to advance other glutamatergic approaches and is actively exploring licenses for additional compounds.

About Portage:

Portage is engaged in identifying, financing and developing novel therapeutics in indications with high unmet medical need. Portage plans to add 5-7 other opportunities to its portfolio either by direct investment into a company, spinout from academia, or through the creation of an SPV with another company or management team

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology that has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. PPL will be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of dry eye disease and uveitis.  PPL recently completed a study in a rat model of dry eye disease in which a topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than topical 0.1% dexamethasone.

Portage has also invested in Sentien Biotechnologies Inc., a Boston based private company developing an extracorporeal bioreactor for the delivery of cell therapies. This summer, Sentien completed a financing that will allow it to finish IND enabling studies and a Phase I trial.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.